Issuer Free Writing Prospectus filed pursuant to Rule 433 supplementing the
Preliminary Prospectus Supplement dated January 5, 2010 and the
Prospectus dated January 4, 2010
Registration No. 333-163110
January 6, 2010
US$50,000,000
Beazer Homes USA, Inc.
7½% Mandatory Convertible Subordinate Notes due 2013
The information in this pricing term sheet supplements, updates and supercedes the information in the Preliminary Prospectus Supplement. Terms used but not otherwise defined herein shall have the meanings assigned to such terms cited in the Preliminary Prospectus Supplement.

Issuer:	Beazer Homes USA, Inc.

Title of Securities:	7½% Mandatory Convertible Subordinate Notes due 2013

Size:	$50,000,000 plus $7,500,000 over-allotment

Interest Rate:	7.50%

Premium:	22.00%

Conversion Date:	January 15, 2013

Call Protection:	Non-call life

Principal Amount:	$25 per note

Public Offering Price:	$25 per note; $50,000,000 total

Underwriting Discount:	$0.75 per note; $1,500,000 total

Proceeds to Issuer (before expenses):	$24.25 per note; $48,500,000 total ($55,775,000 total if the underwriters exercise their over-allotment option in full)

Threshold Appreciation Price:	$5.61

Initial Price:	$4.60

Minimum Conversion Rate:	4.4547 common shares per note

Maximum Conversion Rate:	5.4348 common shares per note

Ranking:	Subordinated

Conversion Settlement:	Shares of common stock

Dividend Protection:	Standard dividend protection

Covenant Event Conversion:	Company option to require all holders to convert at maximum rate if a “covenant event” is deemed to occur (consolidated tangible net worth of less than $85 million as of last day of immediately preceding fiscal quarter)

Joint Book-Running Managers:	Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC

Joint Lead Managers:	Deutsche Bank Securities Inc. and UBS Securities LLC

Co-Manager:	Moelis & Company LLC

Allocation:	Underwriter	Principal Amount of Notes

	Citigroup Global Markets Inc.	$17,500,000

	Credit Suisse Securities (USA) LLC	$15,000,000

	Deutsche Bank Securities Inc.	$6,250,000

	UBS Securities LLC	$6,250,000

	Moelis & Company LLC	$5,000,000

Trade Date:	January 6, 2010

Settlement Date:	January 12, 2010

CUSIP and ISIN Numbers:	CUSIP: 07556Q 402
ISIN: US07556Q4029

Interest Payments:	Interest will accrue from January 12, 2010 and will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2010.

Distribution:	SEC Registered

     Fundamental Change Conversion Rate. The following table sets forth the fundamental change conversion rate per note for each hypothetical stock price and fundamental change effective date set forth below:

	Stock Price on Effective Date

Effective Date	$1.00	$3.00	$4.00	$4.50	$4.60	$4.75	$5.00	$5.25	$5.50	$5.61	$6.00	$7.00	$10.00	$15.00	$50.00

January 12, 2010	5.2063	4.6289	4.4833	4.4372	4.4302	4.4192	4.4041	4.3912	4.3804	4.3753	4.3633	4.3436	4.3373	4.3580	4.3882

January 15, 2011	5.3350	4.8158	4.6219	4.5551	4.5443	4.5284	4.5049	4.4847	4.4678	4.4613	4.4405	4.4074	4.3851	4.3968	4.4105

January 15, 2012	5.4061	5.0873	4.8262	4.7216	4.7024	4.6764	4.6373	4.6027	4.5732	4.5622	4.5270	4.4702	4.4292	4.4311	4.4329

January 15, 2013	5.4348	5.4348	5.4348	5.4348	5.4348	5.2632	5.0000	4.7619	4.5455	4.4547	4.4547	4.4547	4.4547	4.4547	4.4547
     The exact stock price and fundamental change effective dates may not be set forth on the table, in which case:
•	if the applicable stock price is between two stock price amounts on the table or the fundamental change effective date is between two dates on the table, the fundamental change conversion rate will be determined by straightline interpolation between the fundamental change conversion rates set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;
•	if the applicable stock price is in excess of $50.00 per share (subject to adjustment), then the fundamental change conversion rate will be the applicable minimum conversion rate, subject to adjustment; and
•	if the applicable stock price is less than $1.00 per share (subject to adjustment), then the fundamental change conversion rate will be the applicable maximum conversion rate, subject to adjustment.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, prospectuses may be obtained from: Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 (Attention: Prospectus Department; Telephone: (800) 831-9146; E-mail: batprospectusdept@citi.com) or Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010 (Telephone: (800) 221-1037).